U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                              M.B.A. HOLDINGS, INC.
           (Exact name of business issuer as specified in its charter)


             Nevada                                              87-0522680
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


                         9419 E. San Salvador, Suite 105
                           Scottsdale, AZ 85258-5510
                                 (480)-860-2288
      (Address of principal executive offices, including telephone number)


      Securities registered under Section 12(b) of the Exchange Act: None.

         Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, $.001 par value
                                (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X].

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10 or any amendment to this Form 10. Yes [ ] No [X]

The issuer's revenues for its most recent fiscal year ended October 31, 1998 were $25,010,771. The aggregate market value of the voting stock held by non-affiliates of the issuer, based on the average high and low prices of such stock on August 31, 1999, as reported on NASDAQ, was $5,495,746.

As of August 31, 1999, there were 2,005,121 shares of the issuer's common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents, in whole or in part, are specifically incorporated by reference in the indicated part of this Annual Report on Form 10: None

ITEM 1. BUSINESS

MBA Holdings, Inc. ("the Company"), through its wholly-owned subsidiary, Mechanical Breakdown Administrators, Inc., markets and administers vehicle service contracts and extended warranties. The Company is a third party administrator for claims adjudication and offers call center and technical computer services. The Company assists dealer/clients in obtaining insurance policies from highly rated independent insurance companies for all contracts and programs offered. The insurance company is then responsible for the cost of repairs or replacements for the contracts administered by the Company. The Company administers extended warranties on automobiles, light trucks, recreational vehicles and automotive components. These products are sold principally by franchised and independent automobile dealers, direct mail, magazine advertisements and financial institutions.

The terms of the vehicle service contracts and extended warranties range from twelve (12) to eighty-four (84) months. The Company acts as a third party administrator on behalf of the dealer/clients and insurance companies. The actual repairs and replacements required under the service contract agreements are performed by independent third party authorized repair facilities. While the dealer/retailer and the Company are the sellers of the service contract, the cost of these repairs is borne by the insurance companies which have the ultimate responsibility for the claims. The insurance policy indemnifies the dealer/clients and the Company against losses resulting from service contract claims and protects the consumer by ensuring their claims will be paid. The Company's service contract programs benefit consumers with expanded and/or extensions of product coverage for a specified period of time (and/or mileage in the case of automobiles and recreational vehicles), similar to that provided by manufacturers under the terms of their product warranties. Such coverage generally provides for the repair or replacement of the product, or a component thereof, in the event of its failure. The Company's service contract programs benefit the dealer/clients by providing enhanced value to the goods and services they offer. It also provides the opportunity for increased revenue and income while outsourcing the costs and responsibilities of operating an extended warranty program.

On May 9, 1989, the principals of the Company organized under the name Mechanical Breakdown Administrators, Inc. ("MBA"). During November 1995, MBA and Brixen Enterprises, Inc. ("Brixen") merged in a stock exchange with the MBA shareholders retaining control of the merged company. Brixen had been an inactive publicly-held shell corporation prior to the November 1995 transaction. Subsequent to the merger, Brixen changed its name to M.B.A. Holdings, Inc. and its legal domicile from Utah to Nevada.

VEHICLE SERVICE CONTRACTS AND EXTENDED WARRANTY PROGRAMS

The Company markets and administers vehicle service contract ("VSC") programs which enhance the profitability of the sale of automobiles, light trucks, recreational vehicles and automotive components. These products are sold principally by franchised and independent automobile dealers. The VSC is a contract between the dealer/lessor and the vehicle purchaser/lessee that offers coverage which runs from twelve (12) to eighty-four (84) months and/or 1,000 to 100,000 miles. Coverage is afforded in the event of the failure of a broad range of mechanical components that occurs during the term of the VSC, exclusive of failures covered by a manufacturers warranty.

The programs marketed and administered by MBA require that the dealer enter into an agreement whereby MBA is the provider of services to the dealer. Among these services is the development and distribution of marketing materials, processing of dealer produced VSC's, and the administration and payment of claims filed by contract holders under the terms of their VSC. For the nine months ended July 31, 1999, fiscal year ended October 31, 1998 and fiscal year ended October 31, 1997, there were approximately 600 credit unions, automobile dealers, and recreational vehicles & travel trailer dealers offering the Company's vehicle service contracts or extended warranties.

With respect to the VSC and extended warranty programs, liability is borne by insurers who have issued insurance policies to assume this risk in exchange for the payment of agreed upon premiums and fees. The Company has reached agreements with American Bankers Insurance Group of Florida and American Modern Home Insurance Company where these companies will insure all of MBA's VSC and extended warranty programs. Prior to these insurance carriers, the programs were insured by the New Hampshire Insurance Company and other American International Group, Inc. ("AIG") member companies.

For extended warranties, the policy premium has been established by the insurance companies and agreed to by the Company and insurance regulators. In general, when a premium is sold approximately 51% of the premium is remitted to the insurance company. The remainder is split between the agent who sold the policy and the Company. The agent will receive 20%-36% of the premium depending on the agreement with the Company. The Company retains the balance of the premium paid by the policy holder.

Essential to the success of MBA is its ability to capture, maintain, track and analyze all relevant data regarding a VSC or extended warranty. To support this function, the Company operates proprietary software developed internally that consists of custom designed relational databases with interactive capabilities. This configuration provides ample capacity and processing speed for current requirements as well as the ability to support significant future growth in this area.

SIGNIFICANT CUSTOMERS

The Company does not have any significant customers. The loss of one large customer would not have a material impact on operating results.

COMPETITION

M.B.A. Holdings, Inc. competes with a number of independent administrators, divisions of distributors and manufacturers, financial institutions and insurance companies. While the Company believes that it occupies a strong position among competitors in its field, it may not be the largest marketer and administrator of vehicle service contracts and extended warranties. Some competitors may have greater operating experience, more employees and/or greater financial resources. Further, many manufacturers of motor vehicles, market and administer their own vehicle service contract programs for and through their dealers.

SALES AND MARKETING

The Company maintains its own sales and marketing personnel. Sales training and motivational programs are a primary form of specialized assistance provided by the Company to retailers/dealers and financial institutions, to assist them in increasing the effectiveness and profitability of their vehicle service contract and extended warranty program sales efforts. The Company develops materials and conducts educational seminars. These seminars are conducted either at the client's place of business or an offsite facility.

MBA also direct markets to the consumer through direct mail campaigns. The direct marketing campaigns generate sales by obtaining a list of recent car sales through various list services. This list is uploaded into MBA's state-of-the-art direct mailing computer system. This system generates different policy and premium options for the car purchased. The potential customer can send in the premium via the U.S. mail or call the MBA sales support staff on a toll free number and pay by a major credit card.

Insurance Coverage Liability for performance under the terms of vehicle service contracts and extended warranties issued by clients/dealers, financial institutions, or direct mail campaigns is assumed by the insurer in return for the payment of the agreed-upon premium for the assumption of the risk from the insured. This coverage provides indemnification against loss resulting from service contract claims and protects the consumer by ensuring that their claim will be paid. The insurance protection is provided by highly rated independent insurance companies. This includes American Bankers Insurance Group and American Modern Home Insurance Co which are rated A - (Excellent) by A.M. Best Company. Other programs are insured by New Hampshire Insurance Company, and other AIG member companies which is rated A++ (Superior) by the A.M. Best Company.

In accordance with the insurance arrangements with these insurers, a fixed amount is remitted for each vehicle service contract or extended warranty sold. The amount is set by the insurance company's and is based upon actuarial analysis of data collected and maintained for each type of coverage and contract term. The insurer is obligated to pay all the claims which fall under the policy even if the claims exceed the premium. Some contracts between the Company and the insurer contain agreements that allow the Company to share in the profits earned by the programs. The Company did not accrue or receive any profit sharing amounts for the nine months ended July 31, 1999 and the 1998, 1997 or 1996 fiscal years.

The number of policies sold for the last three fiscal years and the nine months ended July 31, 1999 are noted below:

                                                                        Number
Time Period                                                          of Policies
-----------                                                          -----------
For the nine months ended July 31, 1999                                 24,505
For the twelve months ended October 31, 1998                            36,477
For the twelve months ended October 31, 1997                            27,000
For the twelve months ended October 31, 1996                             8,095

This increase is reflected in the increase in gross revenue and net income. Majority of the increase was due to additional sales from the Company's concerted effort to expand into the vehicle service contract and credit union niche. The Company will continue to look for ways to increase sales. Currently, the Company is in the process of exploring strategic relations with other highly rated insurance companies regarding different motorized machinery; like boats and motorcycles.

FEDERAL AND STATE REGULATION

The vehicle service contract and extended warranty programs developed and marketed by MBA, are regulated by federal law and the statutes of a significant number of states. The Company continually reviews all existing and proposed statutes and regulations to ascertain their applicability to its existing operations, as well as new programs that are developed by the Company. Generally speaking, these statutes concern the scope of the vehicle service contract and extended warranty coverage and content of the vehicle service contract or extended warranty document. In such instances, the state statute will require that specific wording be included in the vehicle service contract or extended warranty expressly stating the consumer's rights in the event of a claim, how the service contract may be canceled and identification of the insurance company that indemnifies the dealers, financial institution, or the Company against loss for performance under the terms of the contract. Insurance departments in some states have sought to interpret the vehicle service contract and/or extended warranty, or certain items covered under the contract as a form of insurance, requiring that the issuer be a duly licensed and chartered insurance company.

The Company does not believe that they are insurers and have no intention of filing the documents and meeting the capital and surplus requirements that are necessary to obtain such a license. There are instances where the applicability of statutes and regulations to programs marketed and administered by the Company and compliance therewith, involve issues of interpretation. The Company uses its best efforts to comply with applicable statutes and regulations but it cannot assure that its interpretations, if challenged, would be upheld by a court or regulatory body. In any situation in which the Company has been specifically notified by any regulatory bodies that its methods of doing business were not in compliance with state regulation, the Company has taken the steps necessary to comply. If the Company's right to operate in any state is challenged successfully, the Company may be required to cease operations in the state and the state might also impose financial sanctions against the Company. These actions, should they occur, could have materially adverse consequences and could affect the Company's ability to continue operating. However, within the framework of currently known statutes, the Company does not feel that this is a present concern.

EMPLOYEES

The Company and its subsidiary employ approximately fifty individuals at August 31, 1999, an increase of approximately ten over the fiscal year ended October 31, 1998. The increase is due to the expansion of customer service and claims representatives to meet the needs of the Company's expanding business. Total amount of external sales force equals three. These people train the insurance agent or representative at the financial institution, dealership, or other sales venue. Internally, there are approximately eight people who handle product inquiries that may result in sales. The rest of the staff is located in the following departments: claims, customer service, data entry, information systems, finance, administration. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

ITEM 2. FINANCIAL INFORMATION

FISCAL YEAR ENDING IN                   1998           1997           1996           1995           1994
---------------------                ------------   ------------   ------------   ------------   ------------
Gross Sales                          $ 25,010,771   $ 16,495,750   $  4,688,097   $    936,003   $  1,296,003
Cost associated with sales,
  including cancellations             (21,860,902)   (14,517,129)    (4,012,544)      (597,021)      (658,527)

Net Sales                               3,149,869      1,978,621        675,553        338,982        637,476

Income from continuing operations         327,868        263,377         49,752        348,673        189,465
Income per common share                      0.16           0.13           0.02            N/A            N/A

Total Assets                            3,168,195      2,176,874      1,588,897        693,373        768,936

L-T Obligation and redeemable
  preferred stock                              --             --             --         73,880        260,835

Cash Dividends declared per common
  share                                        --             --             --             --             --

NINE MONTHS ENDED JULY 31,                              1999           1998
--------------------------                           -----------    -----------
Gross Sales                                           20,299,762     17,408,068
Cost associated with sales, including cancellations  (17,884,766)   (15,222,476)

Net Sales                                              2,414,996      2,185,592

Income from continuing operations                        322,824        233,639
Income per common share                                     0.16           0.12

Total Assets                                           4,896,339      2,823,657

L-T Obligation and redeemable preferred stock                 --             --

Cash Dividends declared per common share                      --             --

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis provides information that the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. The discussion should be read in conjunction with the financial statements and footnotes that appear elsewhere in this report. This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED JULY 31, 1999 AND 1998

Net commission income, which consists of gross income less premiums to insurers, agent commissions, and cancellations, for the nine months ended July 31, 1999 totaled $2,415,000, an increase of $229,000 from net revenues of $2,186,000 for the nine months ended July 31, 1998. The number of contracts sold of 24,505 for the nine months ended July 31, 1999 decreased from the number of contracts sold of 25,521 for the nine months ended July 31, 1998. The increase in gross and net commission income is due to a larger percentage of the sales in 1999 are VSC sales versus extended warranty sales. The VSC sales have a higher sale price than the extended warranty premium. In addition, there were a greater number of direct mail sales in 1999 than in 1998. The direct mail sales do not have an agent associated with them so the Company does not have to pay agent / broker commissions.

Operating income increased by $70,000 to $424,000 for the nine months ended July 31, 1999, from $354,000 for the nine months ended July 31, 1998. As a percentage of net commission income, operating income increased by 1.3 percentage points to 17.5% for the nine months ended July 31, 1999 from 16.2% for the nine months ended July 31, 1998. The increase is due to an increase in the VSC and direct mail revenue which have a higher percentage of premiums being retained by the Company.

Selling expenses, which is attributed mainly to mailings and postage from the direct mail product, totaled $259,000, or 10.7 percent of net commission income, for the nine months ended July 31, 1999. This is an increase from $212,000, or
9.7 percent of net revenues, for the comparable period ending July 31, 1998. This $47,000 increase was attributable primarily to an increase in mailings during 1999 as the company purchased additional printers which increased its capacity to produce direct mailing materials. The new printers were not available for all of the nine months ending July 31, 1998 while they were being used for the entire nine months ending July 31, 1999.

General and administrative expenses including mailings and postage were $1,991,000 for the nine months ended July 31, 1999, compared to $1,832,000 for the nine-month period ended July 31, 1998. As a percentage of net commission income, general and administrative expenses were 82.4 percent for the nine months ended July 31, 1999, compared to 83.8 percent for the nine months ended July 31, 1998. The increase in expenses is due to additional customer service and claims personnel. This increase was considered necessary given the increase in sales.

Net income for the nine months ended July 31, 1999 was $323,000, compared to a net income for the nine months ended July 31, 1998 of $234,000, which is a result of the foregoing factors. The increase in net income was consistent with the increase in net commission income.

COMPARISON OF FISCAL YEAR 1998 AND FISCAL YEAR 1997

Net commission income, which consists of gross income less premiums to insurers, agent commissions, and cancellations, for the fiscal year ended October 31, 1998 totaled $3,150,000, an increase of $1,171,000 from net revenues of $1,979,000 for the fiscal year ended October 31, 1997. This increase is consistent with the increase in the number of policies sold in fiscal 1998 versus fiscal 1997. In 1998 and 1997, there were 36,477 and 27,000 policies sold, respectively. The increase is due to an increase in the VSC and direct mail revenue which have a higher percentage of premiums being retained by the Company.

Operating income increased by $260,000 to $524,000 for the fiscal year ended October 31, 1998, from $264,000 for the fiscal year ended October 31, 1997. As a percentage of net revenues, operating income increased by 3.3 percentage points to 16.6% for the fiscal year ended October 31, 1998 from 13.3% for the fiscal year ended October 31, 1997. This increase is due to additional VSC revenue.

Selling expenses which are attributed mainly to mailings and postage from the direct mail product totaled $282,000, or 9.0 percent of net commission income, for the fiscal year ended October 31, 1998, an increase from $249,000, or 12.6 percent of net revenues, for the comparable period ending October 31, 1997. This $33,000 increase was attributable primarily to an increase in mailings during 1998 as the company purchased additional printers which increased its capacity to produce direct mailing materials.

General and administrative expenses including selling expenses were $2,626,000 for the fiscal year ended October 31, 1998, compared to $1,714,000 for the fiscal year ended October 31, 1997. As a percentage of net commission income, general and administrative expenses were 83.4 percent for the fiscal year ended October 31, 1998, compared to 86.6 percent for the fiscal year ended October 31, 1997. The increase in expenses is due to additional customer service and claims personnel. This increase was considered necessary given the increase in sales.

As a result of the foregoing factors, the net income for the fiscal year ended October 31, 1998 was $328,000, compared to a net income for the fiscal year ended October 31, 1997 of $263,000. The increase in net income was consistent with the increase in net commission income.

COMPARISON OF FISCAL YEAR 1997 AND FISCAL YEAR 1996

Net commission income, which consists of gross income less premiums to insurers, agent commissions, and cancellations, for the fiscal year ended October 31, 1997 totaled $1,979,000, an increase of $1,303,000 from net revenues of $675,000 for the fiscal year ended October 31, 1996. The increase is due to an increase in the VSC and extended warranty revenue. Total policies sold in fiscal year 1997 equals 27,000 which is an increase of 18,905 from policies sold in fiscal year 1996 of 8,095. The Company was able to develop relationships in the industry that produced additional streams of revenue particularly with credit unions and dealerships offering vehicle service contracts.

Operating income increased by $210,000 to $264,000 for the fiscal year ended October 31, 1997, from $54,000 for the fiscal year ended October 31, 1996. As a percentage of net revenues, Operating income increased by 5.3 percentage points to 13.3% for the fiscal year ended October 31, 1997 from 8.0% for the fiscal year ended October 31, 1996. This increase is due to additional revenues as noted above.

Selling expenses which are attributed mainly to mailings and postage from the direct mail product totaled $249,000, or 12.6 percent of net commission income, for the fiscal year ended October 31, 1997, an increase from $93,000, or 13.8 percent of net revenues, for the comparable period ending October 31, 1996. This $156,000 increase was due to the fact that in fiscal year 1996 the mailing program profitability was being reviewed by management and all mailings were put on hold at that time. In fiscal year 1997, the direct mailing program was resumed and direct mail costs, as noted above, increased.

General and administrative expenses including selling expenses were $1,714,000 for the fiscal year ended October 31, 1997, compared to $622,000 for the fiscal year ended October 31, 1996. The increase in expense is mainly due to an increase in salaries. The Company hired additional employees for claims, customer service, and data entry to meet the needs of our customers as sales continued to grow.

As a result of the foregoing factors, the net income for the fiscal year ended October 31, 1997 was $263,000, compared to a net income for the fiscal year ended October 31, 1996 of $50,000. The increase in net income was due to the Company receiving approximately $168,000 as part of a lawsuit settlement in fiscal year 1997. After the lawsuit settlement net income is consistent to the increase in net commission income.

LIQUIDITY AND CAPITAL RESOURCES

COMPARISON OF FISCAL YEAR 1998 AND NINE MONTHS ENDED JULY 31, 1999

As of July 31, 1999, the Company's cash position increased to $3,584,000, from $1,914,000 at October 31, 1998. Of the $3,584,000, $500,000 is classified as restricted cash; there was $451,000 of restricted cash at October 31, 1998. The largest component of the restricted cash was claims payment advances provided by insurance companies. This enables the Company to make claims payments on behalf of the insurance companies.

The Company collects funds throughout the year and remits a portion of the funds to the insurance companies. As of July 31, 1999, amount owed to the insurance companies increased to $3,087,000, from $1,633,000 at October 31, 1998, which is primarily because gross sales were accelerating.

The Company is not operating with a working capital line of credit from any facility or any other debt instrument. The Company's ability to fund its operations over the short-term is not hindered by lack of short-term financing. The Company uses premium received to pay agent commissions and fund operations and claims payment advances provided by insurance companies to administer and pay claims.

COMPARISON OF FISCAL YEAR 1998 AND FISCAL YEAR 1997

As of October 31, 1998, the Company's cash position increased to $2,365,000, from $1,653,000 at October 31, 1997. Of the $2,365,000, $451,000 is classified as restricted cash; there was also $211,000 of restricted cash at October 31, 1997. The largest component of the restricted cash was funds provided by insurance companies for claims payment advances. This enables the Company to make claims payments on behalf of the insurance companies without a wait time for the policy holder.

The Company collects funds throughout the year and remits a portion of the funds to the insurance companies. The Company will receive cash for a policy and deposit into a bank account for the appropriate insurance company. Then the Company will remit the amount due to the insurance company on a timely basis. Due to the timing of when cash is deposited into the Company's bank accounts and when a check is issued to the insurance, there will be a liability owed to the insurance companies. This liability has constant turnover as money is paid to the insurance companies and additional money is received for premiums. As of October 31, 1998, amount owed to the insurance companies increased to $1,633,000, from $1,057,000 at October 31, 1997. An increase in the amount owed to insurance companies is due to an increase in gross sales for the year ended October 31, 1998 from the year ended October 31, 1997.

During 1998, the company repaid a note payable to a related party. The balance on the note as of October 31, 1997 was $73,189. The funds used to repay the note were from operations. This payment did not have an adverse effect on the Company's cash flow.

The Company is not operating with a working capital line of credit facility or any other debt instrument. As such, the Company's ability to fund its operations over the short-term is not hindered by lack of short-term financing. The Company uses its portion of the premium received to fund operations. It receives money from the insurance companies to pay for adjudicated claims. Management believes the Company has sufficient cash flow from operations for its working capital and capital expenditure requirements for the foreseeable future.

QUALITATIVE INFORMATION ABOUT MARKET RISK

Since the Company does not underwrite its own policies, then a change in the current rates of inflation or hyperinflation is not expected to have a material effect on the company. However, the precise effect of inflation on operations can not be determined.

The Company does not have any outstanding debt or long-term receivables. Therefore, it is not subject to significant interest rate risk.

ITEM 3. PROPERTIES

The Company's executive offices are located in leased premises at 9419 E. San Salvador, Suite 105, Scottsdale, Arizona. The premises, pursuant to a lease agreement (the "Lease"), consist of approximately 16,750 square feet. The lease expired on December 31, 1998. The Company has signed a new lease (the "New Lease") in the same office space with total square footage equal to 19,750. The New Lease, which commenced on January 1, 1999 and expires on December 31, 2003, provides for annual base rent payments ranging from $212,000 to $281,000.

The premises are owned by an affiliate entity named Cactus Partnership. The partners in Cactus Partnership are Gaylen Brotherson, the CEO of the Company, and Judy Brotherson, the Vice-President of the Company. All lease negotiations are made at fair market value between Cactus Partnership and the Company based on leases with other occupants of the building (See Item 7 Certain relationships and Related Transactions).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of August 31, 1999 concerning shares of Common Stock with $.001 par value, the Company's only voting securities. This table includes all beneficial owners who own more than 5% of the outstanding voting securities, each of the Company's directors by each person who is known by the Company to own beneficially more than 5% of the outstanding voting securities of the Company, and by the Company's executive officers and directors as a group.

                   Name and Address       Amount and Nature
Title of Class   of Beneficial Owner     of Beneficial Owner    Percent of Class
--------------   -------------------     -------------------    ----------------
Common Stock     Gaylen Brotherson        830,955 shares(1)          41.6%
                 9419 E. San Salvador
                 Suite 105
                 Scottsdale, AZ 85258

Common Stock     Judy Brotherson          811,701 shares(1)          40.6%
                 9419 E. San Salvador
                 Suite 105
                 Scottsdale, AZ 85258

Common Stock     CEDE & Co                171,062 shares              8.6%
                 Box 220
                 Bowling Green Station
                 New York, NY 10274

Common Stock     Shelly Beesley           334 shares                  0.0%
                 9419 E. San Salvador
                 Suite 105
                 Scottsdale, AZ 85258

Common Stock     All Directors and
                 Executive Officers as    1,642,990 shares           82.2%
                 a Group (three people)

(1) This amount represents shares owned and excludes the 60,001 options to purchase common stock for Gaylen Brotherson and the 125,000 options to purchase common stock for Judy Brotherson. If these options were exercised by Gaylen Brotherson and Judy Brotherson, then their percentage of ownership would change to 40.8% and 42.9%, respectively (see Item 6. Executive Compensation).

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The Company's Board of Directors consists of three people. All Directors hold offices until the next annual meeting. At which time there is an election for their successors.

        Name             Age               Position With Company
        ----             ---               ---------------------
Gaylen M. Brotherson      59    President, CEO, Chairman of the Board, Director
Judy K. Brotherson        52    Vice-President, Director
Edward E. Wilczewski      59    Director

Gaylen and Judy Brotherson are husband and wife. No other family relationship exists between the Directors or the executive officers.

THE BUSINESS EXPERIENCE OF EACH OF THE COMPANY'S DIRECTORS IS AS FOLLOWS:

Gaylen Brotherson, 59, is the founder of Mechanical Breakdown Administrators, Inc. Mr. Brotherson served in the United States Navy. In 1960, he received his life, health and accident licenses as well as his property and casualty license. Presently, he is licensed in 27 states and has been actively involved in marketing and administering Mechanical Breakdown insurance warranties and vehicle service contracts.

Judy Brotherson, 52, has been Vice-President of the Company since 1989. Mrs. Brotherson is a graduate of Creighton University. Since 1975, she has worked primarily in family owned businesses. She holds insurance licenses in approximately 32 states. She was one of the chief designers of the MBA software management system.

Edward Wilczewski, 59, has been a Director to the company for approximately one year. Mr. Wilczewski served in the Navy for six years. Mr. Wilczewski is a graduate of the University of Omaha. Primarily for the past thirty years including the present time, he has owned and operated a real estate development company. He has orchestrated developments ranging from single family homes to regional shopping centers.

OTHER EXECUTIVE OFFICERS AND KEY EMPLOYEES

Michael Zimmerman, 28, is the Chief Financial Officer. He joined the Company in September of 1999. Prior to joining the Company, Mr. Zimmerman worked at PacifiCare, Inc. from November of 1997 to September of 1999 as the accounting supervisor in charge of the day to day accounting for the Nevada HMO and the Nevada and Arizona life insurance products. Prior to joining PacifiCare, Inc., Mr. Zimmerman was an employee from September 1993 to November 1997 at the international accounting and consulting firm KPMG Peat Marwick LLP.

Shelly Beesley, 34, is the Corporate Secretary and Assistant to the President. She has been employed by the Company since January 1993. She originally served as the Executive Assistant for the President and Vice President. At the beginning of 1996, Mrs. Beesley became the corporate secretary. Also, in 1996 Mrs. Beesley served as a Director to the company. Prior to joining the Company, Mrs. Beesley worked in the automotive industry as a Systems Administrator, Customer Service Manager and Assistant Sales Manager.

Michael Gannon, 43, is the Information Systems Manager. He is a graduate of Devry Technical Institute. Mr. Gannon has been employed by the Company since January, 1995. He has helped develop MBA's integrated computer system to serve all customer service, claims, data entry, and sales functions for all the different products MBA offers.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides the annual and other compensation of the Chief Executive Officer and any other employee who qualifies under Regulation S-K section 229.402 for the years ended October 31, 1996, 1997 and 1998.

                                                              Annual Compensation        Long-Term Compensation
                                                         -----------------------------   ----------------------
                                                                                         Restricted      Stock
                                                                                            Stock       Option
                                                                                          (shares)     (Shares)
Name of Principal       Position                  Year    Salary      Bonus   Other(1)     awards       awards
-----------------       --------                  ----    ------      -----   --------     ------       ------
Gaylen M. Brotherson    Chairman of Board         1996   $ 23,077             $ 16,275                  33,334
                        Chief Executive Officer   1997     47,885     60,000    17,248
                                                  1998    165,497    150,000    20,522                  26,667

Judy K. Brotherson      Vice-President            1996   $ 23,077
                                                  1997     47,885     40,000    12,145
                                                  1998     50,000               10,910                 125,000

Richard John, Jr.(2)    Vice President - Sales    1996   $ 66,626                           3,334
                                                  1997    290,431                          13,334
                                                  1998    303,732

(1) Included in Other Annual Compensation are an auto lease paid for Gaylen Brotherson in fiscal 1996, 1997 and 1998, an auto lease paid for Judy Brotherson in fiscal 1997 and 1998, auto insurance for Gaylen Brotherson in fiscal 1996, 1997 and 1998, auto insurance for Judy Brotherson in fiscal 1997 and 1998, and life insurance premiums for Gaylen Brotherson and Judy Brotherson in years 1996, 1997 and 1998.

(2) Richard John's employment at the Company ended October of 1999.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information with respect to options to purchase Common Stock granted during the fiscal year ended October 31, 1998 to each of the named executive officers.

                                                 Potential Realizable Value at Assumed Annual
                                                 Rates of Stock Price Appreciation for Option
                         Individual Grants                        Term (1)
                     -------------------------   --------------------------------------------
                      Number of   Percentage of
                     Securities   Total Options
                     Underlying       / SARs       Exercise
                      Options /     Granted to     of Base
                        SARs      Employees in     Price    Expiration
Name                 Granted(#)    Fiscal Year      (#/Sh)      Date       5%($)      10%($)
----                 ----------    -----------      ------      ----       -----      ------
Gaylen Brotherson      25,000          0.16         $ 1.20     9/30/08    111,987    178,320
                        1,667          0.01         $ 1.20    10/31/08      7,467     11,890

Judy Brotherson       100,000          0.66         $ 0.94      6/1/08    447,946    713,279
                       20,000          0.13         $ 1.05     9/30/08     89,589    142,656
                        5,000          0.03         $ 1.05    10/31/08     22,397     35,664

(1) Based upon the Company's price per share of $2.75, as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") OTC Bulletin Board on October 31, 1998.

OTHER INCENTIVES AND COMPENSATION

The Company does not have a formal stock option plan. Currently, stock options are granted by the Board of Directors. At October 31, 1998, there were only two employees, Gaylen Brotherson and Judy Brotherson, that had stock options. All options are exercisable. Below is a summary of existing options.

                         Number of    Strike    Expiration
       Name                Shares     Price        Date
       ----              ---------    ------    ----------
Gaylen Brotherson          33,334     $ 2.25      2/15/06
                           25,000     $ 1.20     10/31/08
                            1,667     $ 1.20     10/31/08

Judy Brotherson           100,000     $ 0.94       6/1/08
                           20,000     $ 1.05      9/30/08
                            5,000     $ 1.05     10/31/08

In addition  per the Board of  Directors  resolution  dated  February  15, 1996,
Gaylen  Brotherson  receives  an option to  purchase  1,667  shares @ 80% of the stock's fair market value for each $5,000,000 increase in sales after $25,000,000 on the date the sales goals are reached. Per the Board of Directors resolution dated June 1, 1998, Judy Brotherson receives an option to purchase 5,000 shares @ 70% of the stock's fair market value for each $5,000,000 increase in sales after $25,000,000 on the date the sales goals are reached. These options will expire ten years from the grant date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company had a note payable with Gaylen Brotherson, the Chief Executive Officer. As of October 31, 1997 the unpaid balance equaled $73,189. The note is unsecured and paid per annum with a variable interest rate. During 1998, the Company repaid the note in full.

The Company leases its office space from Cactus Partnership. The managing partner of Cactus Partnership is Gaylen Brotherson, the Chief Executive Officer. Rent expense for this office space was $187,067 and $114,000 for the years ending October 31, 1998 and 1997, respectively. The Company signed a new lease with the affiliated entity in 1999. This new lease expires on December 31, 2003.

ITEM 8. LEGAL PROCEEDINGS

The Company is subject to claims and lawsuits that arise in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the sale of insurance. On the basis of information presently available, management does not believe the settlement of any such claims or lawsuits will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's Common Stock has been reported in NASDAQ, and currently is reported on NASDAQ's OTC: BB under the trading symbol "MBAI". The number of shareholders of record of the Company's Common Stock as of August 31, 1999 was
186. As of August 31, 1999 there were 1,998,453 Common Shares outstanding. On that date, the closing bid price for the Company's common stock, as reported by NASDAQ was $2.75. Following is a summary of the price range of the Company's Common Stock during its 1998 and 1997 fiscal years and the first, second, and third quarter of fiscal year 1999:

Common Stock                     High Low Bid
------------                    --------------
QUARTER OF FISCAL 1999
First                           2.00      1.88
Second                          2.75      1.75
Third                           2.50      2.00

QUARTER OF FISCAL 1998
First                           5.00      3.00
Second                          5.00      1.25
Third                           3.25      1.25
Fourth                          2.75      1.25

QUARTER OF FISCAL 1997
First                           2.00      2.00
Second                          2.00      1.75
Third                           5.00      2.75
Fourth                          5.50      3.75

The Company has never paid cash dividends on any shares of its Common Stock, and the Company's Board of Directors intends to continue this policy for the foreseeable future. Earnings, if any, will be used to finance the development and expansion of the Company's business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

There were no sales of unregistered securities.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK, $.001 PAR VALUE

The Company is authorized to issue up to 80,000,000 shares of Common Stock, par value $.001 per share, of which 2,005,121 shares of Common Stock were issued and outstanding as of August 31, 1999 and held by 186 shareholders.

Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. Upon liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK, $.001 PAR VALUE

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $.001 per share. As of August 31, 1999, the Company had not issued any Preferred Stock.

The Board of Directors is authorized, subject to any limitations prescribed in the laws of the State of Nevada, but without further action by the Company's stockholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

1. As permitted by State of Nevada, the Company's Articles of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for any stated liability under Nevada Law. This includes any liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit. The effect of this provision in the Articles of Incorporation is to eliminate the rights of the Company and its stockholders to recover monetary damages against a director for breach of fiduciary duty as a director except in the situations described above.

2. The Registrant's bylaws provide for the indemnification of any persons who was, is, or is threatened to be made a party or is threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

3. The Company presently maintains policies of insurance under which its directors are insured. These policies are within the limits and subject to the limitations against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed to which they are parties by reason of being, or having been, such directors.

4. There is no litigation pending. The Company does not nor do any of its directors know of any threatened litigation or proceedings which might result in a claim for indemnification by any officer or director.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

All financial statements are included by attachments. Supplementary financial information is not required per Regulation S-K (229.302).

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

1. AND 2. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements for the nine months ended July 31, 1999 and 1998, years ended October 31, 1998 and 1997:

Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

Index to Consolidated Financial Statements for the year ended October 31, 1996:

Report of Independent Accountants
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements

     3(i)  - Articles of Incorporation

     3(ii) - Bylaws of the Company

     10   (a) - General Agency Agreement between American International Group,
                Inc. under its subsidiaries, National Union Fire Insurance Company and New Hampshire Insurance Company, and Mechanical Breakdown Administrators, Inc.

          (b)- Agency Agreement between American Bankers Insurance Company of Florida and Mechanical Breakdown Administrators, Inc.

          (c)- Claims Service Agreement between American Bankers Insurance Company of Florida and Mechanical Breakdown Administrators, Inc.

          (d)- Contractual Liability Insurance Policy for Extended Service Contract and Administration/Agency Agreement between American
               Modern   Home   Insurance   Company  and   Mechanical   Breakdown
               Administrators, Inc.

          (e)- Board of Directors resolution dated February 15, 1996 regarding Gaylen M. Brotherson's stock options.

          (f)- Board of Directors resolution dated June 1, 1998 regarding Judy
               K. Brotherson's stock options.

          (g)- Office Lease

     11.   - Statement re computation of per share earnings

     21.   - Subsidiary of the Company

     27.   - Financial Data Schedule.

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
M.B.A. Holdings, Inc.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of M.B.A. Holdings, Inc. and subsidiary (the "Company") as of October 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
PHOENIX, ARIZONA

January 9, 1999

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
JULY 31, 1999 (Unaudited), OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                           OCTOBER 31,
                                                JULY 31,         -----------------------------
ASSETS                                            1999              1998             1997
                                               -----------       -----------       -----------
                                               (Unaudited)
                                                (NOTE 7)
CURRENT ASSETS:
  Cash and cash equivalents                    $ 3,584,254       $ 1,914,001       $ 1,322,324
  Restricted cash                                  500,323           450,988           210,747
  Certificates of deposit                          120,000
  Receivables:
    Accounts receivable, net of allowance
      for doubtful accounts of $10,000             226,986           256,173           144,236
    Receivable from affiliated entities             45,698            29,770            25,894
    Note receivable from stockholder               115,586
  Prepaid expenses and other assets                136,910           136,752             1,287
  Deferred income tax asset (Note 3)                42,000            41,686            12,428
                                               -----------       -----------       -----------
           Total current assets                  4,536,171         2,829,370         1,952,502
                                               -----------       -----------       -----------
PROPERTY AND EQUIPMENT:
  Computer equipment                               215,150           148,493           422,797
  Office equipment and furniture                   129,429           136,929           188,625
  Vehicles                                          16,400            16,400
  Leasehold improvements                            61,153            61,153            40,919
                                               -----------       -----------       -----------
           Total property and equipment            422,132           362,975           652,341
Accumulated depreciation and amortization         (138,736)         (101,236)         (504,980)
                                               -----------       -----------       -----------
           Property and equipment - net            283,396           261,739           147,361
                                               -----------       -----------       -----------
DEFERRED INCOME TAX ASSET (Note 3)                  76,772            77,086            77,011
                                               -----------       -----------       -----------

TOTAL                                          $ 4,896,339       $ 3,168,195       $ 2,176,874
                                               ===========       ===========       ===========

                                                                     (Continued)

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
JULY 31, 1999 (UNAUDITED), OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                   OCTOBER 31,
                                                             JULY 31,       --------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                          1999             1998            1997
                                                            ----------      ----------      ----------
                                                            (Unaudited)
                                                              (NOTE 7)
CURRENT LIABILITIES:
  Net premiums payable to insurance companies               $3,086,954      $1,633,077      $1,056,620
  Accounts payable and accrued expenses                        198,981         282,238         100,538
  Accounts payable to stockholder                                                               54,740
  Accounts payable to affiliated entities                      100,694          33,287          17,373
  Deferred revenues                                             70,000          70,000
  Income taxes payable (Note 3)                                  6,816          75,529         209,642
  Notes payable to affiliated entity (Note 2)                                                   73,189
                                                            ----------      ----------      ----------
           Total current liabilities                         3,463,445       2,094,131       1,512,102
DEFERRED REVENUES                                              286,211         250,205         219,281
                                                            ----------      ----------      ----------
           Total liabilities                                 3,749,656       2,344,336       1,731,383
                                                            ----------      ----------      ----------
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)
STOCKHOLDERS' EQUITY (Note 4):
  Preferred stock, $.001 par value; 20,000,000 shares
    authorized; none issued and outstanding
  Common stock, $.001 par value; 80,000,000 shares
    authorized; 2,005,121shares issued and outstanding
    in 1998 and 1997                                             2,005           2,005           2,005
  Additional paid-in-capital                                   274,104         274,104         223,604
  Retained earnings                                            870,574         547,750         219,882
                                                            ----------      ----------      ----------
        Total stockholders' equity                           1,146,683         823,859         445,491
                                                            ----------      ----------      ----------

TOTAL                                                       $4,896,339      $3,168,195      $2,176,874
                                                            ==========      ==========      ==========

See notes to consolidated financial statements.                      (Concluded)

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
NINE MONTHS ENDED JULY 31, 1999 AND 1998 (UNAUDITED), AND
YEARS ENDED OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                        JULY 31,                         OCTOBER 31,
                                            -----------------------------     -----------------------------
                                               1999              1998             1998             1997
                                            ------------     ------------     ------------     ------------
                                                       (UNAUDITED)
                                                         (NOTE 7)
NET COMMISSION INCOME:
  Premiums on policies issued               $ 20,299,762     $ 17,408,068     $ 25,010,771     $ 16,495,750
  Premiums owed to insurers                   (8,602,639)      (7,913,459)     (11,202,871)      (8,075,979)
  Agent commission expenses                   (8,225,182)      (6,534,869)      (9,601,854)      (5,889,861)
  Cancellations - net of related charges      (1,056,945)        (774,148)      (1,056,177)        (551,289)
                                            ------------     ------------     ------------     ------------
           Net commission income               2,414,996        2,185,592        3,149,869        1,978,621
                                            ------------     ------------     ------------     ------------
OPERATING EXPENSES:
  Salaries and employee benefits               1,115,512        1,095,802        1,552,347          877,031
  Mailings and postage                           259,445          212,031          282,018          249,105
  Rent and lease expense                         183,439          185,560          248,418          153,421
  Professional fees                              121,342          107,252          193,259          174,197
  Telephone                                       95,046           46,811           80,905           64,530
  Depreciation and amortization                   41,874           42,453           52,770           42,190
  Merchant and bank charges                       14,344           16,672           22,992           15,503
  Insurance                                       17,331           32,127           42,717           35,841
  Supplies                                        36,383           19,605           30,676           34,701
  License and fees                                 7,310            7,195            9,180            3,521
  Other operating expenses                        99,415           66,567          110,672           64,242
                                            ------------     ------------     ------------     ------------
           Total operating expenses            1,991,441        1,832,075        2,625,954        1,714,282
                                            ------------     ------------     ------------     ------------
OPERATING INCOME                                 423,555          353,517          523,915          264,339
                                            ------------     ------------     ------------     ------------
OTHER INCOME (EXPENSE):
  Proceeds from settlement of lawsuit            168,383
  Finance fee income                              34,198           21,064           14,210           10,937
  Interest income                                 78,477           33,535           62,880           30,191
  Interest expense                                (2,806)         (10,777)         (39,480)         (13,313)
  Other expense                                                                     (8,103)         (28,123)
                                            ------------     ------------     ------------     ------------
        Total other income                       109,869           43,822           29,507          168,075
                                            ------------     ------------     ------------     ------------
INCOME BEFORE INCOME TAXES                       533,424          397,339          553,422          432,414
INCOME TAXES (Note 3)                            210,600          163,700          225,554          169,037
                                            ------------     ------------     ------------     ------------
NET INCOME                                  $    322,824     $    233,639     $    327,868     $    263,377
                                            ============     ============     ============     ============
BASIC AND DILUTED NET INCOME PER SHARE      $       0.16     $       0.12     $       0.16     $       0.13
                                            ============     ============     ============     ============
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING - BASIC                          2,001,787        2,005,121        2,005,121        2,002,343
                                            ============     ============     ============     ============
AVERAGE NUMBER OF COMMON AND
  DILUTIVE SHARES OUTSTANDING                  2,022,928        2,020,677        2,046,813        2,006,777
                                            ============     ============     ============     ============

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                       (ACCUMULATED
                                                                                         DEFICIT)         TOTAL
                                                   COMMON STOCK          ADDITIONAL      RETAINED     STOCKHOLDERS'
                                               SHARES         AMOUNT   PAID-IN-CAPITAL   EARNINGS        EQUITY
                                             ---------      ---------- ---------------   ----------    ----------
BALANCE, NOVEMBER 1, 1996                    1,998,453      $    1,998   $  201,939      $  (43,495)   $  160,442

  Stock compensation expense                     6,668               7       21,665                        21,672

  Net income                                                                                263,377       263,377
                                             ---------      ----------   ----------      ----------    ----------

BALANCE, OCTOBER 31, 1997                    2,005,121           2,005      223,604         219,882       445,491

  Compensation expense for options granted                                   50,500                        50,500

  Net income                                                                                327,868       327,868
                                             ---------      ----------   ----------      ----------    ----------

BALANCE, OCTOBER 31, 1998                    2,005,121           2,005      274,104         547,750       823,859

  Net income (unaudited)                                                                    322,824       322,824
                                             ---------      ----------   ----------      ----------    ----------

BALANCE, JULY 31, 1999 (Unaudited)           2,005,121      $    2,005   $  274,104      $  870,574    $1,146,683
                                            ==========      ==========   ==========      ==========    ==========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED JULY 31, 1999 AND 1998 (UNAUDITED), AND
YEARS ENDED OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                      JULY 31,                    OCTOBER 31,
                                                             -------------------------    ---------------------------
                                                                 1999          1998          1998             1997
                                                             -----------   -----------    -----------     -----------
                                                              (UNAUDITED)
                                                               (NOTE 7)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                  $   322,824   $   233,639    $   327,868     $   263,377
 Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                41,874        42,453         52,770          42,190
     Gain on sale of equipment                                    (3,874)
     Deferred income taxes                                                                    (29,333)        (63,846)
     Stock-based compensation                                                   31,250         50,500          21,672
     Changes in assets and liabilities:
       Restricted cash                                           (49,335)      210,747       (240,241)       (210,747)
       Accounts receivable                                        29,187      (610,819)      (111,937)         41,353
       Receivable from affiliated entities                       (15,928)        8,114         (3,876)        (25,894)
       Prepaid expenses and other assets                            (158)      (47,299)      (135,465)          2,572
       Net premiums payable to insurance companies             1,453,877       383,393        576,457          46,524
       Accounts payable and accrued expenses                     (83,257)      234,027        181,700          32,252
       Accounts payable to affiliated entities                    67,407       (14,990)        15,914         (85,375)
       Income taxes payable                                      (68,713)     (168,300)      (134,113)        180,682
       Deferred revenues                                          36,006        75,693        100,924         146,723
                                                             -----------   -----------    -----------     -----------
          Net cash provided by operating activities            1,729,910       377,908        651,168         391,483
                                                             -----------   -----------    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                              (66,657)     (133,592)      (167,148)       (117,131)
 Proceeds from sale of equipment                                   7,000
 Net decrease in certificates of deposit                                        40,000        120,000          22,264
                                                             -----------   -----------    -----------     -----------
         Net cash used in investing activities                   (59,657)      (93,592)       (47,148)        (94,867)
                                                             -----------   -----------    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net payments on notes payable to affiliated entity                            (73,189)       (73,189)         (2,998)
 Net payments on payables to Company stockholder                               (54,740)       (54,740)        (14,880)
 Payment (issuance) of note receivable from stockholder                        115,586        115,586        (115,586)
                                                             -----------   -----------    -----------     -----------
         Net cash used in financing activities                                 (12,343)       (12,343)       (133,464)
                                                             -----------   -----------    -----------     -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                      1,670,253       271,973        591,677         163,152
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                       1,914,001     1,322,324      1,322,324       1,159,172
                                                             -----------   -----------    -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $ 3,584,254   $ 1,594,297    $ 1,914,001     $ 1,322,324
                                                             ===========   ===========    ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for interest                                     $     1,134   $     7,279    $     8,100     $     7,500
                                                             ===========   ===========    ===========     ===========
  Cash paid for income taxes                                 $   279,313   $   332,000    $   389,000     $    52,000
                                                             ===========   ===========    ===========     ===========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED JULY 31, 1999 AND 1998 (UNAUDITED), AND
YEARS ENDED OCTOBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS - M.B.A. Holdings, Inc. and subsidiary (the "Company") are located in Scottsdale, Arizona and are principally engaged in the sale and claims administration of auto warranties and vehicle service contracts for new autos, trucks, recreational vehicles, and travel trailers for three domestic insurance companies. The insurance companies retain the liability for future performance under the warranties and contracts. The consolidated financial statements include the accounts of M.B.A. Holdings, Inc. and its wholly-owned subsidiary, Mechanical Breakdown Administrators, Inc. ("MBA"). All significant intercompany balances and transactions have been eliminated.

     SIGNIFICANT ACCOUNTING POLICIES are as follows:

a. CASH AND CASH EQUIVALENTS - The Company considers all cash and highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

b. RESTRICTED CASH represents funds collected by the Company on behalf of insurance companies and claims payment advances provided by the insurance companies, to enable the Company to make claims payments on behalf of the insurance companies.

c. PROPERTY AND EQUIPMENT - The historical cost of computer equipment, office equipment and furniture is depreciated by accelerated and straight-line methods over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the asset or the related lease term.

d. BENEFIT PLAN - The Company has a profit-sharing plan covering substantially all employees who have attained the age of 21 and have completed one year of service. Participation commences on the earliest plan entry date after an employee meets eligibility requirements. The only contributions made to the plan are discretionary employer contributions. No discretionary contributions were made during the years ended October 31, 1998 and 1997.

e. NET PREMIUMS PAYABLE TO INSURANCE COMPANIES represent premiums collected from the policyholders on behalf of the insurance companies. Amounts collected are periodically remitted to the appropriate insurance company.

f. REVENUE RECOGNITION - Net commission income consists principally of premiums on policies sold, less premiums owed to insurers, agent commission expenses and cancellations. Revenues are recognized when the service contract or extended warranty sold by the dealer, credit union, or other is received and accepted by the Company. Deferred revenues represent insurance premiums collected and deferred to the extent of estimated future costs associated with administering claims for insurance contracts sold. Premium adjustments, including policy cancellations, are recorded as they occur.

g. INCOME TAXES - Deferred income taxes are recorded based on differences between the financial statement and tax basis of assets and liabilities based on income tax rates currently in effect.

h. NET INCOME PER SHARE - In March 1997, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, EARNINGS PER SHARE, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. This new standard requires dual presentation of BASIC and DILUTED EPS on the face of the earnings statements and requires a reconciliation of the numerator and denominator of basic and diluted EPS calculations. Basic earnings per common share is computed on the weighted average number of shares of common stock outstanding during each period. Earnings per common share assuming dilution is computed on the weighted average number of shares of common stock outstanding plus additional shares representing the exercise of outstanding common stock options using the treasury stock method.

i. STOCK-BASED COMPENSATION -The Company adopted SFAS No. 123 during 1997. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation costs to be measured based on the fair value of the equity instrument awarded. The Company has elected to measure its stock-based compensation awards to employees based on the provisions of APB Opinion No.
     25. APB No. 25 allows recognition of compensation cost based on the intrinsic value of the equity instrument awarded rather than fair value.

J. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of the Company's financial instruments approximate fair value as the rates in effect approximate current rates obtainable in an open market.

l. NEW ACCOUNTING PRONOUNCEMENT - In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 requires that an enterprise recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective for the Company's fiscal year ending October 31, 2001. The Company has not completed evaluating the impact of implementing the provisions of SFAS No. 133.

m. RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation.

2.   NOTE PAYABLE TO AFFILIATED ENTITY

     The Company's note payable to an affiliated entity at October 31, 1997 consisted of $73,189 at a variable interest rate (6% as of October 31, 1997). The balance was paid in full during 1998.

3.   INCOME TAXES

     Income taxes were as follows for the years ended October 31:

                                               1998                1997
                                               ----                ----

     Current                                 $ 254,887           $ 235,642
     Deferred                                  (29,333)            (66,605)
                                             ---------           ---------

     Total income tax expense                $ 225,554           $ 169,037
                                             =========           =========

     The tax effects of temporary differences that give rise to significant portions of deferred income tax assets at October 31 were as follows:

                                                    1998           1997
                                                    ----           ----

     Deferred revenue                            $ 131,284       $  85,520
     Allowance for doubtful accounts                 4,100           3,900
     Accrued compensation                            8,886           8,452
     Depreciation                                  (25,498)         (8,509)
     Other                                              76
                                                 ---------       ---------
     Net deferred income tax assets              $ 118,772       $  89,439
                                                 =========       =========

     The effective income tax rate differs from the federal statutory income tax rate in effect each year as a result of the following items:

                                                            1998       1997
                                                            ----       ----

     Federal statutory income tax rate                        34%       34%
     State taxes                                               6         6
     Other                                                     1        (1)
                                                            ----      ----
     Effective income tax rate                                41%       39%
                                                            ====      ====

4.   STOCK OPTIONS AND STOCK AWARDS

     During the years ended October 31, 1998 and 1997, the Company issued stock options to certain employees. The Company applies APB Opinion No. 25 and related interpretations in measuring compensation expense for its stock options. During the years ended October 31, 1998 and 1997, compensation expense of $50,500 and $-0-, respectively, was recognized for the difference between the option exercise price and the estimated fair value of the common stock at the date of grant. Had compensation cost for the Company's stock options been determined based on the fair value of the options at the date of grant consistent with SFAS No. 123, the Company's net income and net income per common share would not have been materially different for the years ended October 31, 1998 and 1997. Options granted are immediately vested and exercisable.

     A summary of the Company's outstanding options as of October 31, 1998 is presented below:

                                       EXERCISE          EXPIRATION
                     OPTIONS             PRICE              DATE
                     -------             -----              ----

                      33,334            $ 2.25         February 15, 2006
                      25,000              1.20         September 30, 2008
                       1,667              1.20         October 31, 2008
                     100,000              0.94         June 1, 2008
                      20,000              1.05         September 30, 2008
                       5,000              1.05         October 31, 2008
                     -------
                     185,001
                     =======

     A summary of the activity regarding the Company's outstanding options for the years ended October 31 is presented below:

                                                           1998                         1997
                                                       -------------------     --------------------
                                                                  WEIGHTED                 WEIGHTED
                                                                  AVERAGE                  AVERAGE
                                                                  EXERCISE                 EXERCISE
                                                       SHARES     PRICE        SHARES      PRICE
                                                       ------     -----        ------      -----
     Options outstanding at beginning of year           39,834     $2.32       33,334       $2.25
     Options granted                                   160,167      1.13        6,500        2.67
     Options exercised                                      --        --           --          --
     Options cancelled                                 (15,000)     3.06           --          --
                                                      --------     ------      ------       -----

     Options outstanding at end of year                185,001     $1.23       39,834       $2.32
                                                      ========     =====       ======       =====

     Fair value of options granted during the year                 $ .79                    $1.36
                                                                   =====                    =====

     During  1997,  the  Company  issued  6,668  shares  of  common  stock to an
     employee.  In  connection  therewith,   the  Company  recorded  $21,672  of
     compensation expense.

     In addition to the options and shares issued during the years ended October 31, 1998 and 1997, discussed above, the Company also has reserved, for issuance, various options and shares to employees which are based on the occurrence of future events including the Company reaching certain sales levels. Under an arrangement approved by the Board of Directors, the CEO and President will be granted options if sales growth goals are met. For every $5 million in sales growth, the CEO will receive 1,667 options with an exercise price of 80 percent of market price at the date sales goals are met. The President will receive 5,000 options with an exercise price of 70 percent of the market price at the date sales goals are met, for every $5 million in sales growth.

     OPERATING LEASES

     The Company has operating leases for office space and equipment which expire on various dates through the year ending October 31, 2004. Total rental expense was approximately $248,000 and $153,000 for the years ended October 31, 1998 and 1997, respectively. Future minimum lease payments under noncancelable operating leases at October 31, 1998 are as follows:

     1999                                       $51,254
     2000                                        10,938
     2001                                         8,391
     2002                                         8,391
     2003 and thereafter                         10,488
                                                -------
     Total                                      $89,462
                                                =======

      The Company leases its office space from an affiliate of the majority stockholder. Rent expense for this office space was $187,067 and $114,000 for the years ended October 31, 1998 and 1997, respectively. The lease expired on December 31, 1998; the Company continues to rent the space on a month-to-month basis.

6.   COMMITMENTS AND CONTINGENCIES

      The Company is subject to claims and lawsuits that arise in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the sale of insurance. On the basis of information presently available, management does not believe the settlement of any such claims or lawsuits will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

7.   NINE-MONTH PERIODS ENDED JULY 31, 1999 AND 1998 (UNAUDITED)

     The accompanying interim financial statements have been prepared by the Company in accordance with the rules and regulations of the Securities and Exchange Commission for interim reporting and generally accepted accounting principles as they relate to interim financial reporting. Accounting policies utilized in the preparation of financial information herein presented are the same as set forth in the Company's annual financial statements. Certain disclosures and information normally included in financial statements have been condensed or omitted. In the opinion of the management of the Company, these financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim financial statements. Interim results of operations are not necessarily indicative of the results of operations for the full year.

     a. STOCK OPTIONS - During the nine months ended July 31, 1999, there were no options granted by the Company's Board of Directors.

          The Company accounts for options issued to employees in accordance with APB Opinion No. 25 and related interpretations in measuring compensation expense for its stock options. The compensation cost that has been charged against income for the nine months ended July 31, 1999 and 1998 for stock options is $0 and $31,250, respectively.

     b. OPERATING LEASES - The Company entered into a new operating lease agreement for existing office space on January 1, 1999 from an affiliate of the majority stockholder. Total rent expense for the nine months ended July 31, 1999 and 1998 was approximately $186,000 and $183,000, respectively. Future minimum payments as of July 31, 1999 for the fiscal years ending October 31 are as follows:

     1999                                             $  58,350
     2000                                                241,180
     2001                                                250,826
     2002                                                262,964
     2003                                                278,318
     2004 and thereafter                                      --
                                                      ----------
     Total                                            $1,091,638
                                                      ==========

                                   * * * * * *

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of M.B.A. Holdings, Inc. and Subsidiary
Scottsdale, Arizona

We have audited the consolidated balance sheet of M.B.A. Holdings, Inc. and Subsidiary (Company) as of October 31, 1996 and the related consolidated statements of income, stockholders' equity, and of cash flows for the year then ended. These financial statements are the responsibility of Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Phoenix, Arizona

December 20, 1996

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
OCTOBER 31, 1996
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                           $ 1,159,172
Commercial paper                                                        142,264
Accounts receivable, net of allowance for
  doubtful accounts of $10,000                                          592,953
Prepaid expenses and other assets                                         3,859
Deferred tax asset                                                        3,100
                                                                    -----------
        Total current assets                                          1,901,348
                                                                    -----------
PROPERTY AND EQUIPMENT:
Computer equipment                                                      343,923
Office equipment and furniture                                          150,368
Leasehold improvements                                                   40,919
                                                                    -----------
        Total property and equipment                                    535,210

Accumulated depreciation                                                462,790
                                                                    -----------
        Net property and equipment                                       72,420
                                                                    -----------
DEFERRED TAX ASSET                                                       22,493
                                                                    -----------

TOTAL ASSETS                                                        $ 1,996,261
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Net premiums payable to insurance companies                         $ 1,417,460
Accounts payable and accrued expenses                                    97,246
Accounts payable to Company stockholder                                  69,620
Accounts payable to affiliated entity                                   102,748
Current portion of long-term debt - affiliated entity                    76,187
                                                                    -----------
        Total current liabilities                                     1,763,261

DEFERRED REVENUES                                                        72,558
                                                                    -----------

        Total liabilities                                             1,835,819
                                                                    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value; 20,000,000 shares
  authorized; none issued and outstanding
Common stock, $.001 par value, 80,000,000 shares
  authorized; 1,997,928 shares issued and
  outstanding                                                             1,998
Additional paid-in capital                                              201,939
Accumulated deficit                                                     (43,495)
                                                                    -----------
        Total stockholders' equity                                      160,442
                                                                    -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                                              $ 1,996,261
                                                                    ===========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED OCTOBER 31, 1996
--------------------------------------------------------------------------------

NET COMMISSION INCOME:
  Premiums on policies issued                                       $ 4,688,097
  Premiums owed to insurers                                          (2,376,162)
  Agent commission expenses                                          (1,553,720)
  Cancellations, net of related charges                                 (82,662)
                                                                    -----------
      Net commission income                                             675,553
                                                                    -----------
OPERATING EXPENSES:
  Salaries and employee benefits                                        215,723
  Mailings and postage                                                   92,972
  Rent and lease expense                                                 74,544
  Professional fees                                                      87,195
  Telephone                                                              24,890
  Depreciation                                                           38,023
  Merchant and bank charges                                              11,426
  Insurance                                                              18,527
  Supplies                                                               13,095
  License and fees                                                       10,296
  Other operating expenses                                               35,235
                                                                    -----------
        Total operating expenses                                        621,926
                                                                    -----------
OPERATING INCOME                                                         53,627
                                                                    -----------
OTHER (INCOME) EXPENSE:
  Finance fee income                                                     (8,356)
  Interest income                                                       (14,340)
  Other income                                                           (4,930)
  Interest expense                                                       28,133
                                                                    -----------
        Total other expense                                                 507
                                                                    -----------
INCOME BEFORE INCOME TAXES                                               53,120

INCOME TAX EXPENSE                                                        3,368
                                                                    -----------
NET INCOME                                                          $    49,752
                                                                    ===========
NET INCOME PER COMMON SHARE                                         $      0.02
                                                                    ===========
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                           1,997,928
                                                                    ===========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED OCTOBER 31, 1996
--------------------------------------------------------------------------------


                                                  Common Stock          Additional                     Total
                                             ------------------------    Paid-in     Accumulated    Stockholders'
                                               Shares        Amount      Capital      Deficit     (Deficit) Equity
                                             ----------    ----------   ----------   ----------      ----------
BALANCE AS OF NOVEMBER 1, 1995                1,917,569    $      320   $   91,675   $  (93,247)     $   (1,252)

  Reverse stock split (2 for 1)                (958,784)

  Issuance of stock to MBA for acquisition    5,035,000         1,678      110,264                      111,942

  Reverse stock split (3 for 1)              (3,995,857)

  Net income                                                                             49,752          49,752
                                             ----------    ----------   ----------   ----------      ----------
BALANCE AS OF OCTOBER 31, 1996                1,997,928    $    1,998   $  201,939   $  (43,495)     $  160,442
                                             ==========    ==========   ==========   ==========      ==========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 1996
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                        $    49,752
                                                                    -----------
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation                                                         38,023
    Deferred income taxes                                               (25,593)
    Changes in:
      Accounts receivable                                              (549,525)
      Prepaid expenses and other assets                                  (3,315)
      Net premiums payable to insurance companies                     1,092,026
      Accounts payable and accrued expenses                              22,481
      Accounts payable to affiliated party                              102,748
      Deferred revenues                                                  46,850
                                                                    -----------
        Total adjustments                                               723,695
                                                                    -----------
        Net cash provided by operating activities                       773,447
                                                                    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                    (11,939)
  Net increase in commercial paper                                       59,427
  Proceeds from notes receivable                                        198,937
                                                                    -----------
          Net cash provided by investing activities                     246,425
                                                                    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings on notes payable to affiliated entity                   71,740
  Net decrease in notes payable                                         (30,000)
          Net cash provided by financing activities                      41,740
                                                                    -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                               1,061,612

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             97,560
                                                                    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                              $ 1,159,172
                                                                    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for interest                                            $     4,056
                                                                    ===========
  Cash paid for income taxes                                        $        --
                                                                    ===========

See notes to consolidated financial statements.

M.B.A. HOLDINGS, INC. AND SUBSIDIARY


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED OCTOBER 31, 1996
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS - M.B.A. Holdings, Inc. and Subsidiary (Company) are located in Scottsdale, Arizona and are principally engaged in the sale and claims administration of auto warranties for new autos and trucks for three domestic insurance companies. The consolidated financial statements include the accounts of M.B.A. Holdings, Inc. and its subsidiary Mechanical Breakdown Administrators, Inc. (wholly-owned by the Company). All significant intercompany balances and transactions have been eliminated.

     During November 1995, Brixen Enterprises, Inc. (Brixen) acquired Mechanical Breakdown Administrators, Inc. (M.B.A.) in a stock exchange. Brixen issued 5,035,000 shares representing 84% of its outstanding shares, for 100% of the stock of M.B.A. Brixen had been an inactive publicly held shell corporation prior to the November 1995 transaction. Financial statements of Brixen for fiscal 1995 and 1994 are not presented due to its inactive status. Subsequent to the merger, Brixen changed its name to M.B.A. Holdings, Inc. and its legal domicile from Utah to Nevada.

     CASH AND CASH EQUIVALENTS - The Company considers all cash and highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

     COMMERCIAL PAPER - Commercial paper is valued at cost which approximates market. The commercial paper is escrowed for potential payments for insurance claims.

     PROPERTY AND EQUIPMENT - The historical cost of computer equipment, office equipment and furniture is depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the life of the asset or the related lease term.

     NET PREMIUMS PAYABLE TO INSURANCE COMPANIES - Net premiums payable to insurance companies represent premiums collected from the policyholders on behalf of the insurance companies. Amounts collected are periodically remitted to the appropriate insurance company.

     DEFERRED  REVENUES  -  Deferred  revenues   represent   insurance  premiums
     collected and deferred to the extent of estimated future costs associated with administering claims for insurance contracts sold.

     REVENUE RECOGNITION - Net commission income consists principally of premiums for policies issued, premiums owed to insurers, agent commission expenses and cancellations. Insurance commissions generally are recognized when substantially all required services related to placing the insurance have been rendered (that date generally is the date on which the first installment premium is billable to the policyholder) and no significant obligation exists to perform services after the insurance has become effective.

     INCOME TAXES - Deferred income taxes are recorded based on differences between financial statement and tax basis of assets and income tax rates currently in effect.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     NET INCOME PER COMMON SHARE - Net income per common share calculations are based on the weighted average number of common shares outstanding, adjusted for stock splits and for common stock equivalents arising from the assumed exercise of outstanding stock options.

     SFAS No. 123 ("Statement 123") - Accounting for Stock-Based Compensation will be effective for the Company in fiscal 1997. Statement 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation costs to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25 ("Opinion 25"), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply Opinion 25 to its stock based compensation awards to employees.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of long-term debt and notes payable approximate fair value as the rates in effect would approximate current rates that could be obtained by the Company if refinancing occurred.

2.   LONG-TERM DEBT

     The Company's long-term debt consisted of the following as of October 31, 1996:


     Variable interest rates (6.72% as of October 31, 1996),
       interest paid annually with balance due December 31,
       1996, unsecured                                                 $ 76,187
     Current portion of long-term debt                                  (76,187)
                                                                       --------

     Long-term debt                                                    $     --
                                                                       ========

3.   INCOME TAXES

     Income taxes were as follows for the year ended October 31, 1996:


     Current:
       Federal                                                         $ 20,553
       State                                                              8,408
                                                                       --------

     Total current                                                       28,961

     Deferred:
       Federal                                                          (18,163)
       State                                                             (7,430)

     Total deferred                                                     (25,593)

     Total income tax expense                                          $  3,368
                                                                       ========

     The tax effects of temporary differences that give rise to significant portions of deferred income tax assets at October 31, 1996 were as follows:

     Deferred income tax assets:
       Deferred revenue                                                  $22,493
       Allowance for doubtful accounts                                     3,100
                                                                         -------

     Total deferred income tax assets                                    $25,593
                                                                         =======

     The effective income tax rate differs from the federal statutory income tax rate in effect each year as a result of the following items:


     Federal statutory income tax rate                                    34%
     Decrease due to rate differential                                    (4)
     Decrease due to termination of Sub Chapter S corporation election   (24)

     Effective income tax rate                                             6%

     Effective November 1, 1995, the Company's wholly owned subsidiary, Mechanical Breakdown Administrators, Inc., revoked its election to be taxed as an S Corporation and became a C Corporation. As a C Corporation, the subsidiary's financial statement income tax expense is reported by the Company. In connection with the election, the subsidiary recorded deferred tax assets of $25,593. Prior to the revocation of the election, income was taxed directly to the subsidiary's shareholders.

4.   STOCK OPTIONS

     STOCK OPTION PLANS - The Company has stock options under which shares of common stock have been reserved for issuance to the majority stockholder of the Company. Stock options are granted by the Board of Directors of the Company for issuance at an exercise price equal to the market value of the common stock determined as of the date of grant. Shares and option prices have been adjusted for stock splits.

     During 1996, the Company issued certain stock options to the majority stockholder of the Company. These options are as follows:

     * 100,000 stock options at $2.25 per share will be exercisable upon Mechanical Breakdown Administrators, Inc.'s gross warranty sales reaching $10,000,000. An additional 75,000 stock options to be exercisable at a price of 80% of the market price per share on the date when gross warranty sales reach $20,000,000. Also, an additional 5,000 stock options to be exercised at a price of 80% of the market price per share (on the date reached) upon achieving each additional $5,000,000 sales increase above the $20,000,000 sales level.

      No stock options were exercised or canceled during 1996.

5.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to claims and lawsuits that arise in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance. Some of these claims and lawsuits seek damages, including punitive damages, in amounts that could, if assessed, be significant. On the basis of information presently available and advice received from legal counsel, the settlement of such claims and lawsuits will not have a material adverse effect on the financial position or results of the operations of the Company.


                                   * * * * * *

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

                                        MBA Holdings, Inc.


Dated: November 19, 1999                By: /s/ Gaylen Brotherson
                                            ------------------------------------
                                            Gaylen Brotherson
                                            Chairman of the Board and Chief
                                            Executive Officer


Dated: November 19, 1999                By: /s/ Michael J. Zimmerman
                                            ------------------------------------
                                            Michael J. Zimmerman,
                                            Chief Financial Officer

                                       16